LEGEND EQUITIES CORPORATION

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015**

1.   **ORGANIZATION AND DESCRIPTION OF THE COMPANY**

   Legend Equities Corporation (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the public nationally through independent financial advisors.

   The Company is a wholly owned subsidiary of Legend Group Holdings, LLC ("Holding Company"), which is an indirect wholly owned subsidiary of First Allied Holdings Inc. ("FAHI"), which is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of RCS Capital Corporation ("RCAP").

2.   **RISKS AND UNCERTAINTIES**

   The ultimate parent company of Legend Equities Corporation, RCAP, together with certain of its subsidiaries, filed a pre-arranged plan of reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware on January 31, 2016.

   RCAP has announced that:
   - the purpose of the Chapter 11 filing is to improve RCAP's balance sheet and capital structure by significantly reducing its funded debt, eliminating existing equity and unsecured liabilities and disposing of certain non-core assets
   - the RCAP-wide restructuring will be effected in two waves of filings:
     - the first wave filed on January 31, 2016 included RCAP and certain of its subsidiaries and proposed Debtor-in-Possession ("DIP") financing of $100 million which has been approved and funded. The DIP financing includes $15 million to provide funding to the non-debtor broker-dealer subsidiaries of RCAP to maintain their liquidity and capital, as well as an additional $15 million subject to lender approval, and $50 million to fund a retention program for the independent financial advisors of the non-debtor broker-dealer and registered investment advisor subsidiaries of RCAP, and
     - the second wave, which commenced on March 26, 2016 consists of a streamlined "pre-packaged" bankruptcy filing for all entities which provided guaranties to the pre-petition RCAP secured debt. This includes holding companies for the RCAP's broker-dealers, including Legend Group Holdings, LLC, the parent of Legend Equities Corporation, as well as certain other subsidiaries. RCAP intends that this will enable the holding company of each broker-dealer to extinguish its guaranty of RCAP's first and second lien debt. RCAP has stated that all other liabilities (i.e. allowed claims) of each entity subject to the "pre-packaged" filing will be unaffected and "ride through" the proceeding.

   The Company was not included in the first wave filing and will not be included in the second wave filing. However it is uncertain what, if any, impact the bankruptcy filings of the affiliated entities, including Legend Group Holdings, LLC, could have on the business of the Company.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $3,314,257 in cash balances as of December 31, 2015 that was in excess of the FDIC insured limits.

Fees and Commissions Receivable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers.

Other Receivables

Other receivables primarily consist of receivables from related parties that provide the Company with general administrative services. See Note 8 for more information.

Other receivables also consist of other accrued fees from product sponsors and notes receivable from financial advisors. The Company loans money to certain of its financial advisors under forgivable promissory note agreements, which bear interest at various rates and have various maturities. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Intangible Assets

Intangible assets that are definite-lived are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. See Note 4 for more information.

Revision to the 2014 Statement of Financial Condition

The statement of financial condition as of December 31, 2014, not presented herein, was revised to reflect the correction of an error related to the timing of the recognition of asset based fees and transaction and other fees. The correction impacted the following line items within the 2014 statement of financial condition:

	As previously reported	Adjustment	As revised
Other receivables	$566,663	$130,440	$697,103
Income tax payable	588,894	52,194	641,088
Retained earnings	1,494,014	78,246	1,572,260
Stockholder's equity	5,747,470	78,246	5,825,716
Net capital	2,066,785	(52,194)	2,014,591
Excess net capital	1,879,864	(55,674)	1,824,190
Minimum net capital	186,921	3,480	190,401

The revision is reflected within the opening balance of retained earnings and stockholder's equity within the Statement of Financial Condition. This revision had no impact on operating cash flows and was not material to the previously issued financial statements.

Share-Based Compensation

FAHI, in connection with their 2013 Restricted Unit Plan (the RSU Plan), issued restricted units to employees of the Company. The RSU Plan is accounted for on the liability method with each of the three tranches expensed ratably over the appropriate vesting period. See Note 5 for more information.

4.   **INTANGIBLE ASSETS**

Intangible assets recognized in the acquisition of the Company by FAHI are as follows:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets			
Advisor relationships	$2,264,000	($849,000)	$1,415,000

The Company defines advisor relationships as the relationships with financial advisors and their customers that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

5. SHARE-BASED COMPENSATION

FAHI 2013 Restricted Unit Plan

In connection with the acquisition of FAHI by RCAP, certain employees of the Company were issued restricted units under the FAHI 2013 Restricted Stock Plan. Pursuant to the terms of the RSU Plan, restricted units vest equally on each of the first three anniversaries of the acquisition by RCAP Holdings, LLC. The first tranche of restricted units vested in 2014 had a non-fluctuating value of $20 per restricted unit and were settled in cash in October 2014. The second tranche vested in 2015 and was settled by issuance of shares of stock and shares retired to cover taxes on issued shares, plus dividend payments. The third tranche which vests in 2016, shall represent the equivalent of one phantom share of RCS Capital Corporation class A common stock and can be settled in either shares of RCS Capital Corporation class A common stock or a then equivalent amount of cash, at FAHI's option.

The RSU Plan is accounted for on the liability method with each tranche expensed ratably over the appropriate vesting period. The third tranche will be expensed in the third vesting period and will be carried at the then fair market value of the RCS Capital Corporation class A common stock.

6. INCOME TAXES

Deferred income tax expense (benefits) result from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgement, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. The components of the deferred income taxes as of December 31, 2015 were as follows:

Deferred tax assets		
Depreciation	$	60,746
Accrued expense		3,513
Total deferred tax assets	$	64,259
Deferred tax liabilities		
Intangible amortization	$	537,747
Prepaid expenses		95,006
Total deferred tax liabilities	$	632,753
Net deferred tax liability	$	568,494

As of December 31, 2015, outstanding federal income taxes payable to be settled with the Holding Company of $1,106,137 were included in accrued expenses and accounts payable. The Holding Company will ultimately settle taxes with RCAP. As of December 31, 2015, outstanding state income tax payable of $54,453 was included in income tax payable.

The Company believes that, as of December 31, 2015, it had no material uncertain tax positions. Interest and penalties relating to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of December 31, 2015.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal and state income tax returns are open to audit under the statute of limitations for 2012 to 2014.

7. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees

The employees of the Company are covered by a 401(k) defined contribution plan administered by FAHI. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. Costs of the plan are allocated to the Company based on rates determined by FAHI.

The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2015 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement.

8. RELATED PARTY TRANSACTIONS

Advisory Services Corporation ("ADServ") and RCAP, affiliates of the Company, allocates a portion of its general administrative expenses to the Company based on volume and activity and pays certain expenses on behalf of the Company, which are allocated to the Company in full. RCAP allocations are first allocated to ADServ, which then allocates to the Company. At December 31, 2015, outstanding receivable from ADServ in connection with these services of $623,250 were included in other receivables.

Cetera Financial Group ("CFG"), a sister-company of the Holding Company and subsidiary of RCAP, allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity and pays certain expenses on behalf of the Company, which are allocated to the Company in full. At December 31, 2015, outstanding payable to CFG in connection with these services of $422,928 were included in accrued expenses and accounts payable.

9. COMMITMENTS AND CONTINGENCIES

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2015, the Company complied with all such requirements.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or $1/15^{th}$ of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company has elected to use the basic method of computing net capital, which requires the maintenance of minimum net capital of the greater of $50,000 or the minimum required net capital.

At December 31, 2015, the Company had net capital of $1,692,152, which was $1,446,444 in excess of required net capital of $245,708.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims exemptions from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraphs k(2)(i) and k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims exemptions, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the balance sheet date through April 5, 2016. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements, other than those disclosed in Note 2.

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